FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2012

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS

Item

1	Translation of letter to the Buenos Aires Stock Exchange dated March 29, 2012

TRANSLATION

Autonomous City of Buenos Aires, March 29, 2012.

Messrs
Buenos Aires Stock Exchange

Re.: YPF – Preliminary results of exploratory wells on unconventional oil formations (shale oil) in the Mendoza Province

Dear Sirs:

The purpose of this letter is to comply with the requirements of Chapter VII, Article 23 of the Regulations of the Buenos Aires Stock Exchange.

We hereby inform you that, under our annual exploration program, we drilled the exploratory wells La Fija X-1 (YPF.Md.NLaFi.x-1) and Malal del Medio - 94 (YPF.Md.NMDM-94), located in the blocks of Payún Oeste and Valle del Río Grande, respectively, in the Mendoza Province.

The objective of the La Fija X-1 well consisted in evaluating the presence and productivity of hydrocarbons in the Vaca Muerta formation and confirming the proposed prospective model. Said well started its production with an initial average daily volume of 427 barrels of oil equivalent of 36° API quality after having performed two fractures in a 138 meters section of the formation. Accordingly, this positive outcome allowed us to confirm the proposed prospective model in the Mendoza Province.

Moreover, the Malal del Medio - 94 well had as an objective the evaluation of the presence and productivity of hydrocarbons in the Vaca Muerta formation in the northern part of the basin. The results of this well yielded an initial average daily production of approximately 55 barrels of oil of 27° API quality after having performed a fracture in a 120 meters section of the formation.

The positive results obtained allow us to extend the estimate of the prospective area of the mentioned formation in 2,000 Km2, with expected resources totaling one billion barrels of oil equivalent in Vaca Muerta in the Mendoza Province.1

It is important to mention that these 2 wells drilled in the Mendoza Province are producing in the Vaca Muerta formation at depths ranging from 2,200 to 2,400 meters and close to the structures associated with the the Andes mountain range.

Finally, in light of the obtained results, we will extend our exploration plan in the following months by drilling another three exploratory wells targeting the Vaca Muerta formation in the Mendoza Province to appraise the potential of the formation in the southern area of the Province.

1 These resources do not constitute proved reserves to date and they will only be recognized as such when they comply with formal criteria requested by the National Securities Commission (“Comisión Nacional de Valores”) and the Securities and Exchange Commission.

The following map shows the location of the two wells drilled:

Since the project is in its initial stage we do not yet have enough information to quantify the related reserves.

Yours faithfully,

GUILLERMO REDA
Market relations officer
YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: March 29, 2012	By:	/s/ Guillermo Reda
	Name:	Guillermo Reda
	Title:	Market Relations Officer